Exhibit 99.1

Press Release	Media contact
Christine Peters
T +49 160 60 66 770
Christine.Peters@FreseniusMedicalCare.com

Contact for analysts and investors
Dr. Dominik Heger
T +49 6172 609 2525
Dominik.Heger@FreseniusMedicalCare.com

www.freseniusmedicalcare.com

Fresenius Medical Care reports third quarter 2026 performance partially offsetting headwinds and narrowing full year outlook

•	Stable organic revenue[1] development driven by growth in Care Delivery and Care Enablement, offset by the expected decline in profit-neutral Value-Based Care

•	Operating income[2] decreased by 6%, due to regulatory and inflation headwinds

•	Reported operating income decreased by 19% and reported net income[3] decreased by 42%, mainly due to one-time costs related to the China strategy refinement

•	Earnings per share[2] (EPS) remained stable supported by the share buyback program

•	348 U.S. clinics representing 16% of our U.S. dialysis machines converted to the 5008X CAREsystemTM with 1.3 million treatments[4]

•	FY 2026 outlook – revenue outlook broadly flat, operating income outlook narrowed to between flat and a negative mid-single digit percent growth rate

Bad Homburg, Germany (November 3, 2026) – “Three weeks into my role as CEO, I am energized by the opportunities ahead. As a global leader in kidney care, Fresenius Medical Care combines exceptional capabilities with unparalleled reach. Following the structural changes of recent years, many parts of our business are still at an early stage of development. This creates a compelling opportunity to deliver transformational improvements in performance, not simply the incremental gains typically associated with more mature businesses. We are muted in our assessment of performance and endeavor to improve the current trajectory over time,” said Shervin J. Korangy, new Chief Executive Officer and Chair of the Management Board of Fresenius Medical Care. “With the FME25+ transformation, the company has built a solid foundation to continue to profitably grow and create value for all stakeholders. My focus will be on identifying opportunities to accelerate innovation, expand access to care, improve outcomes and drive long-term profitable growth.”

[1]	At constant currency, adjusted for certain reconciling items including revenue from acquisitions, closed or sold operations and differences in dialysis days
[2]	Adjusted for special items; growth rate at constant currency (if not stated otherwise); for further details please see the reconciliation attached to the press release
[3]	Net income attributable to shareholders of Fresenius Medical Care AG
[4]	Data as of Sep 30, 2026

Page 1/10

Martin Fischer, Chief Financial Officer of Fresenius Medical Care outlined, “Fresenius Medical Care delivered a quarter of broadly stable revenue and resilient earnings development, as continued underlying performance improvements counter the expected negative effects from TDAPA regulations and increased inflation headwinds. Care Delivery further increased operating income2, driven by continued underlying operating income2 improvement of 21% excluding the negative TDAPA effects. The U.S. rollout of our innovative 5008X CAREsystem is progressing on plan, now available in 348 U.S. clinics, having performed 1.3 million treatments. The ongoing experience with the HvHDF modality in our clinics is exciting and clinical observations are consistently tracking very well compared with real-world data outside the U.S., which show to significantly improve patient outcomes.”

Shervin J. Korangy concluded, “Based on the operating income development in the first nine months and the anticipated headwinds in the fourth quarter we narrowed our outlook for 2026 to the lower half of our outlook range.”

Key figures Q3 and 9M 2026 (unaudited)

	Q3 2026	Q3 2025	Growth	Growth	9M 2026	9M 2025	Growth	Growth
	EUR m	EUR m	yoy	yoy, cc	EUR m	EUR m	yoy	yoy, cc
Revenue	4,937	4,885	1%	-1%	14,409	14,558	-1%	2%
Operating income	384	477	-19%	-19%	1,136	1,233	-8%	-5%
excl. special items[2]	545	574	-5%	-6%	1,581	1,507	5%	8%
Net income[3]	160	275	-42%	-41%	496	651	-24%	-21%
excl. special items[2]	291	322	-10%	-10%	844	836	1%	4%
Basic EPS (EUR)	0.61	0.94	-35%	-34%	1.84	2.22	-17%	-14%
excl. special items[2]	1.11	1.10	0%	0%	3.14	2.85	10%	13%

yoy = year-on-year, cc = at constant currency, EPS = earnings per share

Strategic progress

Fresenius Medical Care, the world’s leading provider of products and services for individuals with renal disease, continues to focus on execution to improve core operations and to drive profitable growth.

The large-scale U.S. commercial rollout of the innovative 5008X CAREsystem is progressing as planned. Since its launch in early 2026, approximately 16% of dialysis machines in Fresenius Medical Care’s U.S. clinics have been replaced, keeping the company on track to reach its full-year target of around 20%. As adoption expands, treatments performed with the system have risen to 1.3 million, including more than 500,000 HDF treatments and more than 300,000 HvHDF treatments. Early observations are directionally better than previously published real-world data associating HvHDF with fewer hospitalizations, fewer missed treatments, and improved survival compared with conventional hemodialysis. At ASN Kidney Week in Denver, Colorado, we presented updates demonstrating the ability to achieve HvHDF for U.S. patients, with typical treatment times, blood and dialysate flows during therapy and look forward to presenting data in publications and congresses specifically around patient experience, hospitalizations, and survival through 2027.

Page 2/10

In October, Fresenius Medical Care launched the multiFiltratePRO™ system in the U.S. for critically ill patients with acute kidney injury (AKI). The system continuously cleans the blood, removing waste and extra fluid when a patient’s kidneys can no longer do this on their own. multiFiltratePRO is the first FDA-cleared continuous kidney replacement therapy (CKRT) system in the U.S. for regional citrate anticoagulation using the Ci-Ca Protocol. The system brings important treatment steps together in one place, helping make a complex therapy easier for healthcare professionals to manage so they can focus on patient care.

The launch followed FDA clearance of multiFiltratePRO and approval of Cienby™, a sodium citrate solution, and Calrezdy™, a calcium chloride solution. Together, these advances reflect Fresenius Medical Care’s longstanding experience in developing and bringing complex kidney therapies to patients around the world.

In China, the company refined its commercial strategy by discontinuing production and sales of the 4008A hemodialysis system locally and exited its peritoneal dialysis (PD) business while maintaining existing obligations in the market. The resulting one-time costs of EUR 108 million are primarily attributable to impairment charges, scrappage and termination costs, treated as a special item in Care Enablement.

During the third quarter of 2026, the FME25+ transformation program delivered EUR 74 million additional sustainable savings while related one-time costs, treated as special items amounted to EUR 54 million. The company expects EUR 250 million savings and EUR 350 million related one-time costs in 2026. FME25+ savings are expected to total EUR 1.2 billion by the end of 2027.

As part of the capital allocation framework, share buyback programs complement shareholder returns through dividends. On May 26, a second program for a total volume of around EUR 1 billion (excluding ancillary costs) was announced and is being executed in tranches within 12 months. The first tranche was initiated on May 28 and is planned to end by December 15, 2026. As of September 30, 9.1 million shares or 3.4% of total shares issued have been repurchased for a total investment of EUR 357 million.

Organic revenue growth in Care Delivery and Care Enablement

In the third quarter of 2026, Group revenue increased by 1% compared to prior year (-1% at constant currency, +0.1% organic1) to EUR 4,937 million. Divestitures realized as part of the portfolio optimization plan negatively affected the revenue development by 30 basis points.

Care Delivery revenue increased by 3% (+1% at constant currency, +2% organic1) to EUR 3,492 million. Divestitures realized as part of the portfolio optimization plan negatively affected the revenue development by 40 basis points.

Page 3/10

In Care Delivery U.S., revenue increased by 3% (+1% at constant currency, +1% organic1) to EUR 2,920 million. Favorable rate effects were offset by the TDAPA reimbursement regulations headwind as expected. U.S. same market treatment growth came in at -1.1%.

In Care Delivery International, revenue increased by 2% (+3% at constant currency, +6% organic1) to EUR 572 million, driven by positive organic growth1. International same market treatment growth amounted to 1.4%.

Value-Based Care revenue declined by 7% (-9% at constant currency, -9% organic1) to EUR 537 million. The development in the quarter was driven by the changed risk contracting for one of the contracts, partially offset by positive effects from payor premium rates and prior-year phasing of CKCC reporting from CMS.

Care Enablement revenue increased by 7% (+5% at constant currency, +5% organic1) to EUR 1,451 million. Positive pricing globally and positive volume development outside China were mainly driven by the sales of 5008X CAREsystem.

Within Inter-segment eliminations5, revenue for services provided and products transferred between the operating segments at fair market value came in at negative EUR 543 million.

In the first nine months of 2026, Group revenue decreased by 1% (+2% at constant currency, +3% organic¹) to EUR 14,409 million. Currency effects negatively impacted revenue development in all three operating segments. Divestitures realized as part of the portfolio optimization plan negatively impacted the revenue development by 40 basis points. Care Delivery revenue remained flat (+4% at constant currency, +5% organic1) at EUR 10,264 million, with Care Delivery U.S. flat (+4% at constant currency, +5 organic1) at EUR 8,582 million and Care Delivery International flat (+2% at constant currency, +7% organic1) at EUR 1,682 million. Divestitures realized as part of the portfolio optimization plan negatively affected the revenue development of Care Delivery by 70 basis points and the revenue development of Care Delivery International by 3,900 basis points. U.S. same market treatment growth came in at -0.8% while international same market treatment growth amounted to 1.2%. Value-Based Care revenue decreased by 3% (+1% at constant currency, +1% organic1) to EUR 1,563 million. Care Enablement revenue increased by 1% (+3% at constant currency, +3% organic1) to EUR 4,121 million. Inter-segment eliminations came in at negative EUR 1,539 million.

Earnings development in line with planned full-year phasing

In the third quarter of 2026, Group operating income declined by 19% (-19% at constant currency) to EUR 384 million, resulting in a margin of 7.8% (Q3 2025: 9.8%). Operating income excluding special items declined by 5% (-6% at constant currency) to EUR 545 million, resulting in a margin2 of 11.0% (Q3 2025: 11.7%).

[5]	The company transfers products from the Care Enablement segment to the Care Delivery segment at fair market value. Services provided by the Care Delivery segment for patients managed under the Value-Based Care segment are also provided at fair market value. The associated internal revenues and expenses and all other consolidation of transactions are included within “Inter-segment eliminations”.

Page 4/10

Operating income in Care Delivery increased by 18% (+17% at constant currency) to EUR 497 million, resulting in a margin of 14.2% (Q3 2025: 12.3%). Operating income excluding special items increased by 4% (+2% at constant currency) to EUR 513 million, resulting in a margin2 of 14.7% (Q3 2025: 14.5%). Compared to previous year, the improvement was driven by positive rate effects, as well as savings from the FME25+ program, offsetting negative impacts from TDAPA reimbursement regulations and increased labor costs.

Operating income in Value-Based Care improved to a breakeven in the quarter from a loss of EUR 22 million in the prior year, resulting in a margin of 0.0% (Q3 2025: -3.8%) Operating income excluding special items improved to EUR 1 million compared to a loss of EUR 21 million in the prior year, resulting in a margin2 of 0.1% (Q3 2025: -3.7%) and reflecting the quarterly earnings volatility, which is inherent to the business model. The improvement was driven by the prior-year phasing of CKCC reporting by CMS, an enhanced savings rate and positive contributions from the FME25+ program.

Operating income in Care Enablement resulted in a loss of EUR 32 million and a margin of -2.2% (Q3 2025: 6.4%) mainly due to one-time costs related to the China strategy refinement. Operating income excluding special items increased by 3% (+4% at constant currency) to EUR 106 million, resulting in a margin2 of 7.3% (Q3 2025: 7.6%). Compared to the previous year’s quarter, increased sales of the 5008X CAREsystem, the FME25+ program as well as positive price globally and volume effects outside China contributed positively. This was offset mainly by accelerated inflationary cost increases.

Operating income for Corporate amounted to a loss of EUR 35 million (Q3 2025: loss of EUR 4 million). Operating income excluding special items amounted to a loss of EUR 29 million (Q3 2025: gain of EUR 3 million). The development was mainly driven by the planned costs for strategic IT platform investments, while the impact from virtual power purchase agreements was positive.

In the first nine months of 2026, Group operating income decreased by 8% (-5% at constant currency) to EUR 1,136 million, resulting in a margin of 7.9% (9M 2025: 8.5%). Operating income excluding special items increased by 5% (+8% at constant currency) to EUR 1,581 million, resulting in a margin2 of 11.0% (9M 2025: 10.3%). In Care Delivery, operating income increased by 11% (+16% at constant currency) to EUR 1,203 million, resulting in a margin of 11.7% (9M 2025: 10.6%). Operating income excluding special items increased by 17% (+23% at constant currency) to EUR 1,437 million, resulting in a margin2 of 14.0% (9M 2025: 12.0%). In Value-Based Care operating income improved to EUR 6 million compared to a loss of EUR 28 million in the prior year, resulting in a margin of 0.4% (9M 2025: -1.7%). Operating income excluding special items improved to EUR 27 million compared to a loss of EUR 26 million in the prior year, resulting in a margin2 of 1.7% (9M 2025: -1.6%). In Care Enablement, operating income declined by 43% (-42% at constant currency) to EUR 153 million, resulting in a margin of 3.7% (9M 2025: 6.6%). Operating income excluding special items declined by 2% (flat at constant currency) to EUR 329 million, resulting in a margin2 of 8.0% (9M 2025: 8.2%). Operating income for Corporate amounted to a loss of EUR 119 million (9M 2025: loss of EUR 78 million). Operating income excluding special items amounted to a loss of EUR 105 million (9M 2025: loss of EUR 9 million).

Page 5/10

Net income3 decreased by 42% compared to prior year (-41% at constant currency) to EUR 160 million in the third quarter of 2026. Net income excluding special items decreased by 10% (-10% at constant currency) to EUR 291 million.

In the first nine months of 2026, net income3 decreased by 24% (-21% at constant currency) to EUR 496 million. Net income excluding special items increased by 1% (+4% at constant currency) to EUR 844 million.

Basic earnings per share (EPS) decreased by 35% compared to prior year (-34% at constant currency) to EUR 0.61 in the third quarter of 2026, based on 262,951,005 shares. Basic EPS excluding special items remained flat (flat at constant currency) at EUR 1.11.

In the first nine months of 2026, basic EPS decreased by 17% (-14% at constant currency) to EUR 1.84, based on 268,833,509 shares. Basic EPS excluding special items increased by 10% (+13% at constant currency) to EUR 3.14.

Strong operating cash flow, net leverage ratio stable around lower end of target corridor

In the third quarter of 2026, operating cash flow increased by 8% to EUR 798 million (Q3 2025: EUR 742 million), resulting in a margin of 16.2% (Q3 2025: 15.2%). In the first nine months of 2026, operating cash flow improved by 12% to EUR 1,885 million (9M 2025: EUR 1,679 million). The related margin came in at 13.1% (9M 2025: 11.5%). Both developments were mainly driven by favorable working capital development.

Free cash flow6 increased by 3% to EUR 564 million in the third quarter of 2026 (Q3 2025: EUR 550 million), resulting in a margin of 11.4% (Q3 2025: 11.3%). In the first nine months of 2026, Fresenius Medical Care increased free cash flow by 3% to EUR 1,229 million (9M 2025: EUR 1,199 million), resulting in a margin of 8.5% (9M 2025: 8.2%).

Total net debt and lease liabilities increased by 6% to EUR 9,787 million (Q3 2025: EUR 9,218 million). The net leverage ratio (net debt/EBITDA) remained stable at 2.6x in Q3 2026 (Q2 2026: 2.6x) and continues to be around the lower end of our 2.5x to 3.0x target band.

Patients, clinics and employees

As of September 30, 2026, Fresenius Medical Care treated 289,014 patients in 3,512 dialysis clinics worldwide and had 106,291 employees globally.

[6]	Net cash provided by / used in operating activities, after capital expenditures, before acquisitions, investments, and dividends

Page 6/10

Outlook 2026 narrowed

Fresenius Medical Care continues to expect revenue growth1 to be broadly flat in 2026 compared to prior year. The company narrows its outlook for operating income2 and now expects operating income2 growth to be between flat and a negative mid-single digit percent growth rate compared to prior year.

The expected growth rates for 2026 are at constant currency and excluding special items in operating income. The 2025 basis for the revenue outlook is EUR 19,628 million and for the operating income outlook is EUR 2,212 million.

Investor conference call

Fresenius Medical Care will host a conference call for analysts and investors to discuss the results of the third quarter, on November 3, 2026, at 2:00 p.m. CET / 8:00 a.m. ET. Details are available on the Fresenius Medical Care website in the “Investors” section. A replay and a transcript will be available shortly after the call.

Please refer to our statement of earnings included at the end of this press release and to the attachments as separate PDF files for a complete overview of the results of the third quarter of 2026. Our form 6-K disclosure provides more details.

About Fresenius Medical Care:

Fresenius Medical Care is the world's leading provider of products and services for individuals with renal diseases of which around 4.5 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,512 dialysis clinics, Fresenius Medical Care provides dialysis treatments for approx. 290,000 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the company’s website at www.freseniusmedicalcare.com.

Disclaimer:

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care does not undertake any responsibility to update the forward-looking statements in this release.

The CONVINCE study was exclusively supported by the European Commission Research & Innovation, Horizon 2020, Call H2020-SC1-2016-2017 under the topic SC1-PM-10-2017: Comparing the effectiveness of existing healthcare interventions in the adult population (grant no 754803).

Page 7/10

Page 8/10 in € million, except share data, unaudited 2026 2025 Change Change at cc Revenue 4,937 4,885 1.1% -0.5% Costs of revenue 3,661 3,643 0.5% -1.2% Selling, general and administrative expense 744 705 5.4% 3.6% Research and development expense 4 1 3 8 9.7% 8.4% (Income) loss from equity method investees (18) (47) -61.1% -61.1% Other operating income (116) (56) 107.5% 105.0% Other operating expense 241 125 92.2% 87.2% Operating income 384 477 -19.4% -18.9% Operating income excl. special items1 545 574 -5.1% -5.7% Interest expense, net 8 1 7 4 10.2% 7.5% Income before taxes 303 403 -24.8% -23.8% Income tax expense 7 8 7 5 3.5% 6.1% Net income 225 328 -31.3% -30.6% Net income attributable to noncontrolling interests 6 5 5 3 23.7% 21.7% Net income2 160 275 -41.9% -40.6% Net income2 excl. special items1 291 322 -9.6% -10.0% Weighted average number of shares 262,951,005 292,101,583 Basic earnings per share €0.61 €0.94 -35.4% -34.1% Basic earnings per share excl. special items 1 €1.11 €1.10 0.4% 0.0% In percent of revenue Operating income margin 7.8% 9.8% Operating income margin excl. special items 1 11.0% 11.7% 2 Attributable to shareholders of FME AG. Statement of earnings Three months ended September 30, 1 For a reconciliation of special items, please refer to the table at the end of the press release. 26-28784-1 C1.1 P8

Page 9/10 in € million, except share data, unaudited 2026 2025 Change Change at cc Revenue 14,409 14,558 -1.0% 2.0% Costs of revenue 10,645 10,917 -2.5% 0.6% Selling, general and administrative expense 2,229 2,248 -0.9% 1.7% Research and development expense 119 119 0.0% 1.5% (Income) loss from equity method investees (18) (140) -87.0% -86.9% Other operating income (395) (397) -0.6% 0.1% Other operating expense 693 578 20.3% 22.0% Operating income 1,136 1,233 -7.9% -4.5% Operating income excl. special items1 1,581 1,507 5.0% 8.2% Interest expense, net 243 229 5.9% 8.5% Income before taxes 893 1,004 -11.0% -7.5% Income tax expense 210 215 -1.9% 2.0% Net income 683 789 -13.5% -10.1% Net income attributable to noncontrolling interests 187 138 35.6% 40.8% Net income2 496 651 -23.9% -20.9% Net income2 excl. special items1 844 836 1.0% 4.1% Weighted average number of shares 268,833,509 292,971,355 Basic earnings per share €1.84 €2.22 -17.1% -13.8% Basic earnings per share excl. special items 1 €3.14 €2.85 10.1% 13.4% In percent of revenue Operating income margin 7.9% 8.5% Operating income margin excl. special items 1 11.0% 10.3% 2 Attributable to shareholders of FME AG. Statement of earnings Nine months ended September 30, 1 For a reconciliation of special items, please refer to the table at the end of the press release. 26-28784-1 C1.1 P9

Page 10/10 in € million, unaudited 2026 2025 2026 2025 Operating performance excl. special items These items are excluded to ensure comparability of the figures presented with the Company’s financial targets which have been defined excluding special items. Revenue 4,937 4,885 14,409 14,558 Operating income 384 477 1,136 1,233 FME25+ Program 5 4 4 1 262 122 Legacy Portfolio Optimization1 9 8 5 0 107 7 9 Legal Form Conversion Costs — 0 — 2 Humacyte Remeasurements 9 6 5 7 1 Tavneos Impacts2 — — 7 1 — Sum of special items 161 9 7 445 274 Operating income excl. special items 545 574 1,581 1,507 Net income3 160 275 496 651 FME25+ Program 4 0 3 0 195 9 0 Legacy Portfolio Optimization1 8 5 4 7 8 2 7 6 Legal Form Conversion Costs — 0 — 1 Humacyte Remeasurements 6 5 4 5 3 Interwell Health Deferred Tax Reversal — (35) — (35) Tavneos Impacts2 — — 6 7 — Sum of special items 131 4 7 348 185 Net income3 excl. special items 291 322 844 836 2 The impacts from the revocation of the TAVNEOS® marketing authorization which led primarily to an impairment of intangible assets recorded by Vifor Fresenius Medical Care Renal Pharma Ltd., resulting in a negative impact on FME AG’s income (loss) from equity method investees. 3 Attributable to shareholders of FME AG. Reconciliation of non-IFRS financial measures to the most directly comparable IFRS Accounting Standards financial measures for comparability with the Company´s outlook Three months ended September 30, Nine months ended September 30, 1 2026: mainly related to the China strategy refinement which primarily resulted in impairment of capitalized development costs, termination costs, accelerated depreciation of a production line, as well as inventory and fixed asset write-offs; 2025: mainly related to the divestitures in Brazil, Malaysia, and Kazakhstan as well as the select assets of FME AG’s wholly owned Spectra Laboratories, and impairment loss primarily related to right-of-use assets. 26-28784-1 C1.1 P10